FOR THE EYES OF THE SECURITIES AND EXCHANGE COMMISSION ONLY

                       Magnitude Information Systems, Inc.
                                  1250 Route 28
                                    Suite 309
                          Branchburg, New Jersey 08876

                                February 15, 2007


VIA EDGAR AND TELECOPY
Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20005

Attention: Barbara C. Jacobs, Assistant Director

Re:   Magnitude Information Systems, Inc.
      Amendment No. 3 to Registration
      Statement on Form SB-2 Commission File No. 333-138961

Dear Assistant Director Jacobs:

      I serve as the Chief Financial Officer of Magnitude Information Systems, Inc. (the "Company") and I have served in this position for the last several years. I am very familiar with and have knowledge of the results of operations and financial condition of the Company for the quarter ended December 31, 2006. To the best of my knowledge, after reviewing the entries and accounts for this fourth quarter, I can represent to the Commission that the results of operations show a loss and reflect a financial condition very similar to the results of operation and financial condition for the nine month period ended September 30, 2006. I would be pleased to confirm any questions concerning the foregoing statements via telephone at your request: my cell telephone number is : (908) 420-7655. I would be pleased to furnish you any additional information upon further request.

                                           Very truly yours,

                                           Magnitude Information Systems, Inc.

                                           By: /s/ Joerg H. Klaube
                                               ---------------------------
                                                   Joerg H. Klaube
                                                   Chief Financial Officer